Filed by Cadeler A/S

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of

1934, as amended

Subject Company: Eneti Inc.

Commission File No.: 001-36231

Date: June 16, 2023

Investor presentation 16 June 2023

Important information (1/2)

Important Additional Information Will be Filed with the SEC

This communication is not a prospectus but relates to the proposed business combination of Cadeler and Eneti, which will include an offer by Cadeler to exchange all of the issued and outstanding shares of Eneti for shares or American Depositary Shares ("ADSs") representing shares in Cadeler. The exchange offer has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Cadeler or Eneti may file with the U.S. Securities and Exchange Commission (the "SEC"). Prior to the commencement of the exchange offer, Cadeler will file (1) a Registration Statement on Form F-4 that will include an offering prospectus with respect to the shares/ADSs to be offered in the exchange offer, (2) a Registration Statement on Form F-6 to register any ADSs to be offered as consideration pursuant to the terms of the offer and (3) a Tender Offer Statement on Schedule TO, and Eneti will file a Solicitation/Recommendation Statement on Schedule 14D-9, in each case with respect to the exchange offer. Should Cadeler and Eneti proceed with the proposed transaction, such formal decision is conditional on approval of a prospectus approved in accordance with Regulation (EU) No. 2017/1129 of 14 June 2017 (the "Prospectus Regulation") or a document that satisfies the exemptions in article 1, paragraph 4, subparagraph m and paragraph 5, subparagraph e of the Prospectus Regulation, by the Danish Financial Supervisory Authority (the Danish FSA). This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. **INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT/PROSPECTUS, THE EXCHANGE OFFER MATERIALS (INCLUDING THE OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, IF AND WHEN THEY BECOME AVAILABLE, AND ANY OTHER DOCUMENTS FILED BY EACH OF CADELER AND ENETI WITH THE SEC, OR APPROVED BY THE DANISH FSA, IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION (INCLUDING THE EXCHANGE OFFER) OR INCORPORATED BY REFERENCE THEREIN CAREFULLY AND IN THEIR ENTIRETY AS THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CADELER, ENETI, THE PROPOSED TRANSACTION AND RELATED MATTERS THAT HOLDERS OF THE COMPANY'S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES.** Investors and stockholders will be able to obtain the registration statement/prospectus, the exchange offer materials (including the offer to exchange, a related letter of transmittal and certain other exchange offer documents), and the solicitation/recommendation statement, if and when they become available, and other documents filed with the SEC by Cadeler and Eneti at no cost to them through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain copies of any document filed with the SEC by Cadeler free of charge from Cadeler's website at www.cadeler.com, copies of any document filed with the SEC by Eneti free of charge from Eneti's website at www.eneti-inc.com. The contents of this communication should not be construed as financial, legal, business, investment, tax or other professional advice. Each recipient should consult with its own professional advisors for any such matter and advice.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for, exchange or buy or an invitation to purchase, exchange or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction, in each case in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European or UK, as appropriate, regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

This communication is addressed to and directed only at, persons who are outside the United Kingdom or, in the United Kingdom, at authorised or exempt persons within the meaning of the Financial Services and Markets Act 2000 or persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"), persons falling within Article 49(2)(a) to (d) of the Order or persons to whom it may otherwise lawfully be communicated pursuant to the Order, (all such persons together being referred to as, "Relevant Persons"). This presentation is directed only at Relevant Persons. Other persons should not act or rely on this presentation or any of its contents. Any investment or investment activity to which this presentation relates is available only to Relevant Persons and will be engaged in only with such persons. Solicitations resulting from this presentation will only be responded to if the person concerned is a Relevant Person.

Market Data

Information provided herein as it relates to the market environment in which each of Cadeler and Eneti operate or any market developments or trends is based on data and reports prepared by third parties and/or Cadeler or Eneti based on internal information and information derived from such third-party sources. Third party industry publications, studies and surveys generally state that the data contained therein have been obtained from sources believed to be reliable, but that there is no guarantee of the accuracy or completeness of such data.

CADELER ENETI

Important information (2/2)

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws (including Section 27A of the United States Securities Act of 1933, as amended, the "Securities Act") with respect to the proposed transaction between Eneti and Cadeler, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the products and services offered by Eneti and Cadeler and the markets in which they operate, and Eneti's and Cadeler's projected future financial and operating results. These forward-looking statements are generally identified by terminology such as "believe," "may," "will," "potentially," "estimate," "continue," "anticipate," "intend," "could," "would," "should," "project," "target," "plan," "expect," or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by Eneti and its management, and Cadeler and its management, as the case may be. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Neither Eneti nor Cadeler undertake any obligation to update any such statements in light of any future event or circumstance, or to conform such statements to actual results. Past performance should not be relied upon, and is not, a guarantee of future performance.

Many factors could cause actual future events to differ materially from the forward-looking statements in this presentation, including but not limited to: the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Eneti's and Cadeler's securities, the failure to satisfy the conditions to the consummation of the transaction, including the acceptance of the proposed exchange offer by the requisite number of Eneti shareholders and the receipt of certain governmental and regulatory approvals, general domestic and international political conditions or hostilities, including the war between Russia and Ukraine; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, the effects of public health threats, pandemics and epidemics, and the adverse impact thereof on Eneti's or Cadeler's business, financial condition and results of operations, the effect of the announcement or pendency of the transaction on Eneti's or Cadeler's business relationships, performance, and business generally, risks that the proposed transaction disrupts current plans of Eneti or Cadeler and potential difficulties in Eneti's or Cadeler's employee retention as a result of the proposed transaction, the outcome of any legal proceedings that may be instituted against Eneti or Cadeler related to the business combination agreement or the proposed transaction or as a result of the operation of their respective businesses, the risk that Cadeler is unable to list the ADSs to be offered as consideration, or the underlying shares in Cadeler, on the New York Stock Exchange or the Oslo Stock Exchange, as applicable, volatility in the price of the combined company's securities due to a variety of factors, including changes in the competitive markets in which the combined company plans to operate, variations in performance across competitors, changes in laws and regulations affecting such business and changes in the combined capital structure, factors affecting the duration of contracts, the actual amount of downtime and the respective backlogs of Eneti and Cadeler, factors that reduce applicable dayrates or contract profitability, operating hazards inherent to offshore operations and delays, dependency on third parties in relation to, for example, technical, maintenance and other commercial services, risks associated with operations outside the US, actions by regulatory authorities, credit rating agencies, customers, joint venture partners, contractors, lenders and other third parties, legislation and regulations affecting the combined company's operations, compliance with regulatory requirements, violations of anti-corruption laws, shipyard risk and timing, hurricanes and other weather conditions, and the future price of energy commodities, the ability to implement business plans, forecasts, and other expectations (including with respect to synergies and financial and operational metrics, such as EBITDA and free cash flow) after the completion of the proposed transaction, and to identify and realize additional opportunities, the failure to realize anticipated benefits of the proposed transaction, risks related to the ability to correctly estimate operating expenses and expenses associated with the business combination, risks related to the ability to project future cash utilization and reserves needed for contingent future liabilities and business operations, the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, changes in law or regulations affecting Eneti, Cadeler or the combined company, international, national or local economic, social or political conditions that could adversely affect the companies and their business, dependency on Eneti and Cadeler's customers, volatility in demand, increased competition or reduction in contract values, the risk that technological progress might render the technologies used by each of Cadeler and Eneti obsolete, conditions in the credit markets that may negatively affect the companies and their business, risks deriving from the restrictive covenants and conditions relevant to Eneti and Cadeler's financing and their respective ability to obtain future financing, including for remaining installations on ordered newbuild vessels, risks associated with assumptions that parties make in connection with the parties' critical accounting estimates and other judgements, the risk that Eneti and Cadeler have a limited number of vessels and are vulnerable in the event of a loss of revenue relating to any such vessel(s), risks relating to delays in, or increases in the cost of, already ordered newbuild vessels and the risk of a failure to obtain contracts for such newbuild vessels and risks associated with changes in exchange rates including the USD/NOK and USD/EUR rates. The foregoing list of factors is not exhaustive and the factors identified are not set out in any particular order. There can be no assurance that future developments affecting Eneti, Cadeler or the combined company will be those that the companies have anticipated.

These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Eneti's or Cadeler's control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements or from our historical experience and our present expectations or projects. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties' businesses, including those described in Eneti's Annual Report on Form 20-F, Current Reports on Form 6-K and other documents filed from time to time by Eneti with the SEC and those described in Cadeler's annual reports, relevant reports and other documents published from time to time by Cadeler. Eneti and Cadeler wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. This communication and related materials speak only as of the date hereof and except as required by law, Eneti and Cadeler are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Today’s presenters Mikkel Gleerup Chief Executive Officer, Cadeler Peter Brogaard Hansen Chief Financial Officer, Cadeler Emanuele A. Lauro Chairman and CEO, Eneti James Doyle Head of Investor Relations, Eneti

1) No fractional shares will be issued, and any fractional share will be settled in cash. 2) Using the share counts as of 16 Jun e 2 023 and assuming all outstanding Eneti shares are exchanged for Cadeler shares in the Combination. 3) Subject to listing approval by the NYSE. 4) Subject to approval by the shareholders at a general meeting after closing of the transaction. 5) or such lower thre sho ld as Cadeler may determine, in its sole discretion Transformational strategic combination between two offshore wind companies Transaction overview Transaction overview ▪ Cadeler has agreed to initiate a stock - for - stock voluntary conditional registered exchange offer to all shareholders of Eneti ▪ Eneti shareholders will receive 3.409 shares in Cadeler in consideration for each Eneti share tendered 1) ▪ Following completion of the Exchange Offer, Cadeler intends to initiate a squeeze - out merger such that, Eneti will be a wholly owned subsidiary of Cadeler ▪ Post - transaction, Cadeler and Eneti shareholders will own approximately 60% and 40% of the combined company, respectively 2) Leadership, board and headquarters ▪ The combined company will be named Cadeler and be headquartered in Copenhagen, with its shares to be listed on the Oslo and N ew York Stock Exchange 3) ▪ Mikkel Gleerup will continue as CEO and Peter Brogaard will continue as CFO of the combined company ▪ The Cadeler Board of Directors will continue to consist of 6 directors, of which 2 will be nominated by Eneti 4) . To facilitate the anticipated board composition following the successful completion of the Offer, Cadeler board members Connie Hedegaard and David Cogman have offered to step down from Cadeler’s Board of Directors with immediate effect ▪ Andreas Sohmen - Pao will remain Chairman and Emanuele Lauro will be nominated as Vice - Chairman 4) ▪ Board of Directors will include 4 independent board members ▪ Post closing of the Combination, Cadeler and Eneti have agreed to explore the benefits of a United Kingdom - based TopCo corporate structure to optimise corporate flexibility Key approvals / closing conditions ▪ Both the Board of Directors of Cadeler and Eneti consider the Combination to be in the best interest of the respective shareholders and have unanimously approved the Combination ▪ The Eneti Board of Directors has undertaken to recommend that its shareholders tender their shares in the Exchange Offer ▪ Shareholder approvals and acceptances: Cadeler 2/3 shareholder majority required and Eneti 85.01% shareholder minimum acceptance required 5) ▪ The holders of c. 45% of the outstanding shares of Cadeler have entered into voting undertakings to vote in favor of the shareholder approval to be obtained by Cadeler ▪ The holders of c. 36% of the outstanding shares of Eneti have have entered into tender and support agreements in favor of the Combination ▪ The Exchange Offer is expected to commence in the third or fourth quarter of 2023 ▪ The Combination is currently expected to close in Q4 2023 subject to regulatory approvals and applicable conditions being met

CADELER ENETI

Transaction rationale

Combining decades of operating track record to create the preferred partner for the offshore wind industry, with a strengthened value proposition to our customers

Significant global demand for offshore wind

- ✓ ~35% expected annual global demand growth (excl. China) in GW from 2022-2030
- ✓ Increasing demand for larger scope projects and from new regions
- ✓ Higher value and more attractive projects terms
- ✓ Strong project pipeline and backlog with further available days

Creating a larger and more diversified fleet improving our value proposition for our clients

- ✓ Transaction unlocks value for our clients through reduced redundancy and likelihood of project slippage
- ✓ Improving Cadeler's ability to meet increased customer demand for larger scopes and project sizes on a global basis
- ✓ Increasing industry efficiency by contributing to consolidation

Attractive fleet with significant open capacity

- ✓ Expanding fleet and open capacity to benefit from favourable supply/demand trends
- ✓ Compelling price and delivery schedule vs. entering newbuilding agreements
- ✓ Complementary vessels to enable stronger fleet utilization and earnings visibility
- ✓ Enabling true global presence through scale, local presence and complementary industry relationships

Meaningful value creation and synergy potential

- ✓ Estimated annual synergies[1)] of €106m, comprising €55m in cost and operational synergies and €51m in commercial synergies through improved fleet utilization
- ✓ Combination expected to result in increased investor attention and enhanced trading liquidity as a result of greater market capitalization and dual listing
- ✓ Stronger anticipated credit profile expected to enable improved access to capital, and at a lower cost

Transaction rationale is based on management's expectations. 1) Based on management's expectations. Estimates of expected synergies are purely illustrative and are subject to certain risks and uncertainties. Figures are reflected prior to any transaction and integration costs.
Source: GWEC Market Intelligence March 2023

1,392 1) Cadeler only, relative projects sizes shown based on project GW, larger scopes in Foundation T&I is not shown with a larger size despite th e i ncreased value of the scope. 2) All option days and USDEUR 0.92. Calendar year - end unless stated otherwise, (2021) 11 Nov 2021 for Eneti , (2022) 2 Nov 2022 for Eneti , (Apr - 23) 9 Feb 2023 for Eneti . Source: Cadeler and Eneti filings. GWEC Market Intelligence March 2023 Larger scopes and project sizes, projects in different regions, higher value and more attractive projects terms Attractive demand backdrop c.35% annual global GW demand growth (excl. China) All time strong project backlog (€m) 2) Up c.47% in Q1 2023 Increasing pipeline 1) Project GW up 354% from December 2022 + 171% + 47% 3.7 8.0 6.2 13.7 17.4 20.5 24.7 33.3 39.9 2022A 2023E 2024E 2025E 2026E 2027E 2028E 2029E 2030E + 35 % Strong global demand growth and increasing activity triggering demand for new capacity 310 409 907 1,392 192 227 96 2020 96 2021 2022 Apr - 23 406 505 1,099 1,619

1) Share price and NOKEUR 0.09 & USDEUR 0.92 rate as of 15 June 2023. Using share counts as of 16 June 2023 2) Including newbuilds not yet delivered. Excluding Eneti’s three non - core NG 2500X vessels that are considered to be non - core for the combined company 3) Including mob/demob days and all option days. Including Zaratan reservation agreement of 9 months duration but excluding Eneti’s three non - core NG 2500X vessels. Larger market capitalization ensures increased investor focus, while expansion in fleet size and open capacity allows the company to benefit from favourable supply/demand trends Fleet size, # of vessel 2) # of days not contracted 2024 - 2026 3) 6 10 4 Post - deal +67% +224% 1,305 4,231 2,926 Post - deal Transformational transaction accelerating growth Market capitalization (€m 1) ) Pre - announcement +51% 820 1,235 415 Combined

CADELER ENETI

Transaction accelerates growth by 2-3 years

Favorable price/delivery profile when compared with potential orders for newbuild vessels

#	Name	Built / expected delivery	Main crane capacity (tonnes)	Hook Height (meters)	Turbine installation capacity (MW)
1	Zaratan	2012	800	92	9.5
2	Scylla	2015	1,540	105	12-14
3	Orca	2012	1,600	160	15-20
4	Osprey	2013	1,600	160	15-20
5	Nessie	Q4 2024	2,600	149	20+
6	Siren	Q2 2025	2,600	149	20+
7	X-class #1	Q3 2024	>2,600	>200	20+
8	X-class #2	Q2 2025	>2,600	>200	20+
9	F-class #1	Q4 2025	>3,000	>200	20+
10	F-class #2	Q3 2026	>3,000	>200	& up to 6 XL monopile foundations/load[1]
11	Kraken	2009	300	70	4
12	Leviathan	2009	400	78	4
13	Hydra	2014	400	73	4



2023
2024
2025
2026
2027/2028
Illustrative delivery schedule and delivered fleet
CADELER
ENETI

- ✓ **Doubling the size of the fleet on water** and increasing earnings visibility in a growing, but tight market, as illustrated by recent contracts announcement
- ✓ **Complementary fleets** enabling implementation of best practices and increased utilization
- ✓ **Adding two state of the art Korean-built newbuilds** with attractive delivery slots in 2024/2025 to Cadeler's existing 4 vessel newbuilding program
- ✓ **Fleet fully delivered by 2026**, in a period with high demand growth where the full fleet will allow for right sizing on every project
- ✓ **Accelerating growth by 2-3 years** compared to newbuild growth alternative
- ✓ **Three non-core assets for divestment** which would free up balance sheet capacity and enable for continued pure-play offshore wind exposure

1) XL monopile weighs ~2,300-2,600mt with diameter up to ~12m

Taking a firmer position in the WTIV and WFIV supply chain

CADELER ENETI

Creating the most diversified fleet in the sector enabling for scale benefits and strengthening the value proposition to our clients of capable wind turbine and foundation installation vessels[1)]



Number of vessels
10
4
6
6
4
4
4
3
3
3
2
2
1
1
1
1
CADELER ENETI
DEME
Seaway 7
Van Oord
Heerema
Fred Olsen
Jan de Nul
Saipem
Boskalis
Havfram
Dominion Energy
Mærsk Supply Service
Penta Ocean
Shimizu

Selected scale & diversification benefits

- ✓ Right vessel for the right project
- ✓ Cross utilisation of fleets and parallel operations of vessels
- ✓ Synergies relating to secondary steel scope for smaller vessels
- ✓ Scale to allow for true global presence
- ✓ Improved utilization and fewer repositioning voyages
- ✓ Ability to take on smaller projects between larger projects
- ✓ Ability to offer capacity in situations where projects delays are impacting available capacity

1) Selected players in the industry where an owned vessel either has a pipeline of installation work or will be a value driver in O&M work as estimated by management. Including known undelivered newbuilds.
Source: 4C Offshore and public filings

Commercial and operational excellence Presence across all key geographies Cross utilization of project equipment Forefront of capable vessels Transaction resulting in true global reach through scale, local presence and complementary industry relationships Europe • Headquartered in Copenhagen, Denmark • Office in Vejle , Denmark • Office in Great Yarmouth (Seajacks headquarters) • Planning office in Gdansk, Poland • Publicly listed on Oslo Stock Exchange North America • Office in New York, United States • Relationship with Dominion Energy through Eneti’s construction supervision and advisory role • To be publicly listed on New York Stock Exchange South America • Evaluating the South American region Asia • Sales office in Taipei, Taiwan • Seajacks ( Eneti ) with operational presence in the Asian region the last decade A true global player, present in all major offshore wind markets

CADELER ENETI

Clear pathway to realize substantial synergies

Identified addressable synergies with limited implementations costs

~€106 million estimated annual merger synergies[1)]

Corporate & financing synergies:

- Reduced corporate cost
- Reduced management cost
- Optimized hiring plan
- Improved financing terms

~€18 million[1)]

+

Operational synergies:

- Cross utilization of mission equipment, sea fastenings and tooling
- Procurement efficiency gains
- Upscaled project execution capabilities
- Vessel OPEX savings

~€37 million[1)]

+

Utilization and commercial synergies:

- Reduced mob-demob time
- Secondary steel scope
- Optimized fleet utilization and global presence
- Work in parallel and accelerate projects

~€51 million[1)]

1) Based on management's expectations. Estimates of expected synergies are purely illustrative and are subject to certain risks and uncertainties. Figures are reflected prior to any transaction and integration costs. Transaction and change of control costs is estimated to be in excess of €60m.

155 155 155 155 155 370 407 445 482 519 106 106 106 106 106 €240k/day €260k/day €280k/day €300k/day €320k/day 631 668 706 743 780 Fleet combination creates significant earnings potential for existing fleet and newbuilds Significant operating l everage towards the offshore wind market 1) Eneti EBITDA excludes a $55.5 million realized gain from sale of Scorpio Tanker shares. Eneti EBITDA assumes 1.075 EUR/USD FX for 2022. 2) Assumes 365 days per year, € 35,000 per day in vessel operating expenses and 85% utilization for revenue days. Eneti & Cadeler 2022 EBITDA, existing fleet (€m) 1) 91 155 64 2022 pro - forma EBITDA Illustrative fully - delivered combined company EBITDA sensitivity 1) 2 ) (€m) Charter rate per newbuild, excluding impact from foundation T&I scope (€/day) Historical earnings do not reflect earnings impact from: • Delivery of 6 newbuilds between 2024 – 2026 • Crane upgrades on Cadeler’s O - Class vessels • Foundation and T&I scope • Synergy potential • Planned divestment of three non - core NG 2500X vessels Estimated merger synergies pa. Newbuilds Eneti & Cadeler EBITDA 2022, existing fleet

CADELER ENETI

Enhancing longer term growth potential

Larger market capitalization and stronger credit profile provide financial flexibility to pursue an enhanced growth trajectory

€m[1]	CADELER	ENETI	Post-deal[3]
Market capitalization[2]	820	415	1 235
Debt (Q1/2023)	(115)	(57)	(172)
Cash (Q1/2023)	14	110	124
Remaining capex (Q1/2023)	(984)	(510)	(1 494)
Fully invested EV	**1 905**	**872**	**2 777**
Project backlog[4]	*1 392*	*227*	1 619
Revenue 2022	*106*	*128*	234
EBITDA 2022	*64*	*91*	155
Illustrative newbuild EBITDA[5]	*247 - 346*	*123 - 173*	370 - 519
Est. annual merger synergies[6]			106

- ✓ **Expanded investor attention and enhanced trading liquidity** as a result of greater market cap.
- ✓ **Broader investor base** and enhanced research coverage as a result of dual listing
- ✓ **Improved access to lower cost of capital** due to stronger combined credit profile
- ✓ **Credit approved refinancing of long-term debt obligations** for combined company's fleet on the water at attractive terms[7]
- ✓ **Improved pro-forma cash flow profile** on the back of meaningful synergies
- ✓ **Strong support from sponsors**

Based on management's expectations. 1) USDEUR 0.92 as of 15 June 2023. 2) Closing share price and NOKEUR 0.09 & USDEUR 0.92 rate as of 15 June 2023. Using share counts at 16 June 2023. 3) Illustrative basis, aggregating for Cadeler and Eneti figures. 4) Including all option days, as of 30 Apr 2023 for Cadeler and 9 Feb 2023 for Eneti. 5) Assumes 6 vessels and 365 days per year, €35,000 per day in vessel operating expenses and 85% utilization for revenue days (€240k – €320k/day) 6) Based on management's expectations. Figures are reflected prior to any transaction and integration costs. 7) Subject to definitive documentation.

Q&A